FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For 7 February 2002
Commission File Number 0- 30358

ebookers plc
(Name of Registrant)

25 Farringdon Street, LONDON EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection With Rule 12g3-2(b):

Not Applicable.

Enclosure:

Resignation of Director

ebookers.com™

Fleetway House
25 Farringdon Street
LONDON EC4A 4AB
http://www.ebookers.com

FAX MESSAGE

To	Company Announcements Office LSE
Fax	0207 588 6057
From	Helen O'Byrne
Total Pages	7
Date	7 February 2002
Direct Phone	020 7489 2208
Our Fax	020 7489 2207

EBOOKERS PLC – RESIGNATION OF NON EXECUTIVE DIRECTOR

Dear Sir / Madam,

In accordance with UK Listing Rules, this is notification of the resignation of Mr Enrico Marinelli as a non executive director of ebookers plc. This resignation took effect yesterday.

If you have any questions, please do not hesitate to give me a call on the above number.

Yours faithfully,

Helen O'Byrne
General Counsel and Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ebookers Plc

Dated 7 February 2002

By Sanjiv Talwar
Managing Director